Securities and Exchange Commission

Washington, DC 20549

Form 11-K

Annual Report

Pursuant To Section 15(d) Of The

Securities And Exchange Act Of 1934

For The Fiscal Year Ended December 31, 2003

Pioneer Hi-Bred International, Inc. Savings Plan

(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, Delaware 19898

(Name And Address Of Principal Executive Office Of Issuer)

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the Pioneer Hi-Bred International, Inc. Savings Plan has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

Pioneer Hi-Bred International, Inc. Savings Plan

Dated: June 25, 2004

BY:	/s/ Frank Ross
Frank Ross
Vice President & Chief Financial Officer

Pioneer Hi-Bred International, Inc. Savings Plan

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Pioneer Hi-Bred International, Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pioneer Hi-Bred International, Inc. Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 25, 2004

Pioneer Hi-Bred International, Inc. Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2003	2002
Investments, at fair value
Money Market Funds	$28,193,208	$29,291,881
Registered Investment Companies	280,694,928	206,674,239
DuPont Company Stock Fund	9,602,430	10,262,244
Participant Loans	4,797,802	4,867,670

Net assets available for benefits	$323,288,368	$251,096,034

The accompanying notes are an integral part of these financial statements.

Pioneer Hi-Bred International, Inc. Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2003	2002
Additions
Investment income:
Interest and dividend income, investments	$2,592,924	$2,377,431
Interest income, participant loans	319,550	387,225
Net appreciation (depreciation) in fair market value	54,807,292	(37,947,777)

	57,719,766	(35,183,121)

Contributions:
Employer	5,297,003	5,144,375
Participant	18,676,159	17,547,960

	23,973,162	22,692,335

Total additions	81,692,928	(12,490,786)

Deductions
Payment of benefits	9,309,987	10,769,533
Asset transfers out	100,743	627,133
Administrative expenses	89,864	132,110

Total deductions	9,500,594	11,528,776

Net increase (decrease)	72,192,334	(24,019,562)

Net assets available for plan benefits:
Beginning of year	251,096,034	275,115,596

End of year	$323,288,368	$251,096,034

The accompanying notes are an integral part of these financial statements.

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Pioneer Hi-Bred International, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to their employees’ handbooks for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees and all temporary employees of Pioneer Hi-Bred International, Inc. (the “Company”), a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”), who have completed at least 1,000 hours of service during a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Company. Vanguard Fiduciary Trust Company (“VFTC”) is the Trustee of the assets of the Plan. As Trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Contributions

Effective March 1, 2003, participants may designate 1 percent to 100 percent of their eligible earnings up to the annual maximum amount as stated by the Internal Revenue Service for deposit in the Plan. Prior to this amendment, participants could designate up to 50 percent of their eligible earnings. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers ten mutual funds, a DuPont Company Stock Fund, and four predefined investment mixes as investment options for participants. The predefined investment mixes represent an investment in five of the investment options in varying percentages based upon the participant’s desired risk/return strategy. The four predefined investment mixes are: (1) Income, (2) Balanced Growth, (3) Growth, and (4) Aggressive Growth. In addition, the Company matches 50 percent of the first 6 percent of each participant’s before-tax contribution, up to a maximum of $3,000 in one Plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Upon entering the Plan, participants are fully vested in their voluntary contributions plus earnings thereon. Participants vest in the Company matching contributions at a rate of 20 percent per year and are fully vested after five years of service. Participants also become fully vested if they die, become totally and permanently disabled, or reach age 65.

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2003 and 2002

Participant Loans

Participants may borrow up to 50 percent of their vested account balance, subject to the Plan’s guidelines. The loan shall provide for periodic repayment over a period not to exceed five years. The minimum loan amount is $1,000. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator (the Company). At December 31, 2003, the rates range from 5 percent to 10.25 percent. The interest rate on any participant loan is fixed for the term of the loan. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination, retirement, death or disability, a participant may elect to receive a lump-sum distribution equal to the vested value of the participant’s account or, if the account value is greater than $5,000, the participant may leave the balance in the account and obtain a distribution at a later date. For accounts with a value of less than $5,000, an immediate lump-sum distribution may be made at the discretion of the Plan administrator.

Forfeited Accounts

Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures of $65,000 and $56,051 were used to offset Company contributions during the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, forfeited non-vested accounts totaled $6,027 and $18,709, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Asset Transfers Out

Effective July 1, 2002, the Company approved the withdrawal of Pioneer Puerto Rico as a participating employer in the Plan. All Pioneer Puerto Rico participants became 100 percent vested in their accounts. Plan assets of $100,743 and $627,133 were transferred from the Plan to the DuPont Puerto Rico Savings Plan during the years ended December 31, 2003 and 2002, respectively.

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2003 and 2002

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The DuPont Company Stock Fund is valued at its year-end unit closing price (defined as the year-end market price of DuPont common stock plus the uninvested cash position). Investment pools are valued at the net asset value of underlying investments and other assets and liabilities. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENTS

Investments that represent more than 5% of the net assets available for benefits as of December 31, 2003 and 2002 were as follows:

	2003	2002
Vanguard Prime Money Market Fund	$28,193,208	$29,291,881
T. Rowe Price Foreign Equity Fund	38,472,732	28,860,372
T. Rowe Price Small-Cap Stock Fund	43,823,275	32,421,590
Vanguard 500 Index Fund	98,957,295	72,905,452
Vanguard PRIMECAP Fund	22,758,843	13,485,428
Vanguard Total Bond Market Index Fund	48,482,679	43,686,785

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2003 and 2002

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Registered Investment Companies	$53,899,286	$(38,093,616)
DuPont Stock Fund	908,006	145,839

Net appreciation (depreciation) in fair market value of investments	$54,807,292	$(37,947,777)

NOTE 4 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for investments as defined by the Plan. DuPont, as the parent of the Company, is a related party to the Plan. The Plan offers the DuPont Company Stock Fund investment option. Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

NOTE 5 – PLAN EXPENSES

Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2003 and 2002 respectively, the Plan paid $89,864 and $132,110, in administrative expenses of the Plan, including recordkeeping related fees. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investment shall be included in the cost of such securities or investments or deducted from the sales proceeds.

NOTE 6 – TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated April 7, 2003, covering amendments through December 17, 2001, that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). Although the Plan has subsequently been amended since December 17, 2001, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Pioneer Hi-Bred International, Inc. Savings Plan	Schedule I

Schedule of Assets (Held at End of Year)

Attachment to Form 5500, Schedule H, Part IV, line i

	Identity of Issue	Investment Type	Current Value
*	Vanguard Prime Money Market Fund	Money Market Fund	$28,193,208
	T. Rowe Price Foreign Equity Fund	Registered Investment Company	38,472,732
	T. Rowe Price New Horizons Fund	Registered Investment Company	5,903,102
	T. Rowe Price Small-Cap Stock Fund	Registered Investment Company	43,823,275
*	Vanguard 500 Index Fund	Registered Investment Company	98,957,295
*	Vanguard International Growth Fund	Registered Investment Company	4,098,495
*	Vanguard PRIMECAP Fund	Registered Investment Company	22,758,843
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	48,482,679
*	Vanguard Total Stock Market Index Fund	Registered Investment Company	8,944,228
*	Vanguard Windsor II Fund	Registered Investment Company	9,254,279

			280,694,928

*	E. I. du Pont de Nemours and Company	Common Stock	9,602,430

*	Pioneer Hi-Bred International, Inc. Savings Plan	Participant Loans (5%-10.25%)	4,797,802

Total assets (held at end of year)			$323,288,368

*	Party in Interest